Miller Petroleum, Inc.

3651 Baker Highway

Huntsville, TN 37756

Telephone: 423-663-9457

March 18, 2009

CORRESP

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris White, Branch Chief

Bob Carroll

Shannon Buskirk

James Murphy

Re:	Miller Petroleum, Inc. (the “Company’)

Form 10-KSB for the fiscal year ended April 30, 2008

File No. 033-022349-FW

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter dated February 25, 2008 providing comments on the above-referenced filing. Following are the Company’s responses to such comments. Because we do not believe that any of these responses will result in a restatement of our financial statements, and in an effort to avoid filing more than one amendment to our 2008 10-KSB, we would prefer to defer the filing of such an amendment until such time as we have satisfied the staff’s comments and the final scope of the additional disclosure is determinable. Where appropriate, however, we have provided the text of the proposed revised disclosure which will appear in the amendment to the 2008 10-KSB.

Form 10-KSB for fiscal year ended April 30, 2008

Note 12 - SFAS No. 69 Supplemental Disclosure, page 34

1.

We note the “Return of proved undeveloped properties” to the Company in your reserve quantity information for the period ended April 30, 2008. These amounts appear to be related to your settlement with Wind City Oil & Gas, LLC. We also note on page 36 that the Company’s relationship was the subject of final arbitration in March 2008. Tell us in more detail why it is appropriate to include these amounts in your reserve balance as of April 30, 2008 when the final settlement was executed on June 13, 2008 as described in Note 11.

RESPONSE: As disclosed in Part II, Item 1. Legal Proceedings of the Company’s Quarterly Report on Form 10-QSB for the period ended January 31, 2008, the arbitrator ruled that Wind City properly and timely terminated the Operating Agreement, that the Company was to pay Wind City $4,350,000 for the 2.9 million shares and that Wind City was to deliver the assets (leases) that the Company had contributed to the Wind City Joint Venture. Under the joint venture agreement, the Company owned 49% of two producing gas wells, Lindsey #9 and Edwards Fowler u #1. These wells are reflected in the reserve report dated July 21, 2008 as follows:

	Net Gas MMCF	DFNR Disc % (m $)
Lindsey #19	101.877	377.067
Edwards Fowler u#1	104.244	338.786

We believed that it was appropriate to update the table for the subsequent event to include 100% of the reserves related to the leases which were the subject of the Wind City Joint Venture in the reserve data at April 30, 2008 in the 10-K rather than 49% (which we owned as part of the joint venture) since the arbitrator had ruled on the litigation and the ruling of the arbitrator was a final adjudication and not subject to appeal. We closed on such transaction within a short period after year end. The financial terms of the transaction are discussed in Note 11.

In addition, we note you have reclassified certain amounts from the investments in Joint Venture line item on the balance sheet as of April 30, 2008 related to the settlement described above, which occurred subsequent to year end. Please identify the amount to you have reclassified as of April 30, 2008 and tell us why you have accounted for these events finalized in June 2008 in your financial statements as of April 30, 2008.

RESPONSE: At April 30, 2007, due to the lawsuits and absence of any arbitrator’s decision, $801,319 was reflected in other assets as “Investment in joint venture at cost”. This was the cost of the leases transferred to the Wind City Joint Venture. After the arbitrator’s award was received this amount was moved to Oil & Gas Properties.

Form 10-Q for the quarterly period ended July 31, 2008

Item 4T. Controls and Procedures, page 17

2.

We note your Chief Financial Officer and Chief Executive Officer have concluded as of the Evaluation Date that your disclosure controls and procedures were effective. We also note for the fiscal year ended April 30, 2008 the disclosure controls and procedures were not effective. However, you have disclosed no changes that you made to your internal controls over financial reporting that has a material effect. Please tell us and disclose what specific remediation efforts occurred to in the three months ended July 31, 2008 to conclude that your disclosure controls and procedures are now effective.

RESPONSE: The evaluation of our disclosure control and procedures at April 30, 2008 identified a material weakness which led our chief executive officer and chief financial officer to conclude that our disclosure controls and procedures are not effective. The material weakness identified was that our accounting resources were not adequate to allow sufficient time for the accounting department to (i) perform a review of the consolidation and supporting financial statement disclosure schedules independent of the preparer (ii) adequately prepare for our quarterly reviews and annual audit, and (iii) research all applicable accounting pronouncements as they relate to our financial statements and underlying disclosures. As set forth in Item 8A. of our 2008 Form 10-KSB, due to this material weakness, in preparing our financial statements for the year ended April 30, 2008 we performed additional analysis and other post close procedures to ensure that such financial statements were stated fairly in all material respects in accordance with U.S. generally accepted accounting principles. Through an internal reorganization of personnel and the use of additional outside accounting personnel we were able to correct these material weaknesses in our disclosure controls and procedures which resulted in our chief executive officer and chief financial officer concluding at July 31, 2008 that our disclosure controls and procedures were effective. These remediation activities of additional personnel, however, did not involve any change in our internal control over financial reporting.

Form 10-Q for the quarterly period ended October 31, 2008

Note 3 - Sale of Oil and Gas Properties and Equipment Purchases, page 7

3.

We note the sale of approximately 30,000 acres of oil and gas leases and eight drilled but not completed wells to Atlas America, LLC for $19.6 million, along with the gain on sale you have recorded in the amount of $11.7 million. Please tell us where these assets were recorded on your balance sheet as of your fiscal year end, specifically how you accounted for this transaction and your basis for recognizing the gain on sale of $11.7 million.

RESPONSE: The only asset on the balance sheet at April 30, 2008 was the $801,319 for the leases in the joint venture. All of the joint venture cost was on Wind City’s books. The details are as follows:

Sales price		$19,625,000
Transaction cost:
Cash paid to Cresta Capital Strategies LLC		600,000
Warrants issued to Cresta Capital Strategies, LLC [1]		174,000
Cash paid to Scott Boruff for negotiating the transaction		300,000
Stock paid to Scott Boruff for negotiating the transaction [2]		825,000
		1,899,000
Net, after transaction cost		17,726,000

Cost of sale
Book value of oil and gas leases		801,319

Cash paid to Wind City	$10,600,000
Less stock repayment	(4,350,000)
RD20 Drilling Rig - equipment	(810,000)
Lindsey #19	(200,000)
Edwards Fowler u#1	(200,000)
Cost of 8 wells purchased from Wind City and sold to Atlas		5,040,000

Payment to Doughtery Petroleum, Inc. for their interest in the leases		169,111

Total cost of sale		6,010,431

Gain on sale of oil and gas properties		$11,715,570

To reconcile the gain:
Cash received	$8,425,000
RD20 Drilling Rig - equipment	810,000
Two gas wells	400,000
2.9 million shares of stock	4,350,000
Paid to Scott Boruff	(300,000)
Stock to Scott Boruff	(825,000)
Warrants to Cresta	(174,000)
Paid to Doughtery Petroleum, Inc.	(169,111)
Leases sold	(801,319)
Gain on sale of oil and gas properties	$11,715,570

_________________________

1  Warrants to purchase 1,000,000 shares of common stock exercisable at $1.00 per share.

2  2,500,000 shares of common stock.

Engineering comments

Description of Property, page 9

Oil and Gas Leases, page 9

4.

You have provided no information on your oil and gas properties or the nature of their production. Please refer to Instruction 3 of Item 102 of Regulation S-K which requires companies in the extractive industries to provide information as to production, reserves, location, development and the nature of the registrant’s interest. If individual properties are of major significance more detailed information concerning these matters shall be furnished and appropriate maps shall be used to disclose location data of significant properties except in the cases for which numerous maps would be required. Please provide the required disclosure.

RESPONSE: Item 2. Description of Property. In the amended 2008 Form 10-KSB we will delete the disclosure under the subsection “Oil and Gas Leases” beginning with “Existing Production” on page 9 and ending with the first full paragraph following the table on page 10 and substitute same with the following proposed disclosure.

Oil and Gas Leases

We are an exploration and production company that utilizes seismic data, and other technologies for geophysical exploration and development of oil and gas wells. In addition to our engineering and geological capabilities, we have work-over rigs, dozers, roustabout crews and equipment to set pumping units, tanks and lay flow lines, winch trucks and trailers for traveling support, backhoes, ditchers, fusion machines and welders for pipeline and compression installation, as well as other equipment necessary to take a drilling program from the development stage to completion. The company also sells rigs, oilfield trailers, compressors and other miscellaneous oil and gas production equipment.

At April 30, 2008 we had approximately 43,491 acres of oil and gas leases, all located in Anderson, Campbell and Roane Counties in Tennessee. These three counties are geographically situated in East Tennessee, with both Campbell and Roane counties sharing borders with Anderson county. As described elsewhere herein, on June 13, 2008 we sold approximately 30,000 acres of leases which were located in Campbell County, Tennessee and generally known as Koppers North and Koppers South to Atlas America LLC for $19.625 million.

Of the remaining approximately 13,491 acres of oil and gas leases we held at April 30, 2008, approximately 5,694 acres are located in Anderson County, Tennessee, approximately 4,175 acres are located in Campbell County, Tennessee and approximately 3,622 acres are located in Roane County Tennessee. There is no production at the Anderson County, Tennessee sites. The following table provides information on the oil and gas production from the remaining acreage during the fiscal years ended April 30, 2007 and 2008:

	Total All Wells	Our %
Oil Production (Bbls)
Produced April 30, 2007	8,900	4,898
Produced April 30, 2008	9,264	4,984

Gas Production (Mcf)
Produced April 30, 2007	216,096	54,765
Produced April 30, 2008	206,388	39,507

Oil and Gas Reserve Analyses

Our estimated net proved oil and gas reserves and the present value of estimated cash flows from those reserves are summarized below. The reserves were estimated at April 30, 2008 by Lee Keeling and Associates, Inc., independent petroleum consultants, in accordance with regulations of the Securities and Exchange Commission, using market or contract prices at the end of each of the years presented in the consolidated financial statements. These prices were held constant over the estimated life of the reserves.

Ownership interests in estimated quantities of proved oil and gas reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below for each of the years presented in the consolidated financial statements.

	Oil (Bbl)	Gas (Mcf)
Proved Reserves

Balance, April 30, 2006	91,279	980,730
Discoveries and extensions	-	-
Revisions of previous estimates	(24,977)	(224,155)
Production	(4,898)	(54,765)

Balance, April 30, 2007	61,404	701,810
Discoveries and extensions	-	-
Revisions of previous estimates	17,993	475,894
Return of proved undeveloped properties to company	-	1,037,857
Sale of minerals in place	-	(324,195)
Production	(4,984)	(39,508)

Balance, April 30, 2008	74,413	1,851,858

Finally, the following table provides information at each of April 30, 2007 and 2008 regarding our developed and undeveloped reserves:

	Oil (Bbl)	Gas (Mcf)

Proved developed producing reserves at April 30, 2008	63,068	510,825
Proved developed producing reserves at April 30, 2007	48,591	624,404

Proved developed non-producing reserves at April 30, 2008	11,345	81,002
Proved developed non-producing reserves at April 30, 2007	12,813	77,406

Proved undeveloped reserves at April 30, 2008	-	1,260,031
Proved undeveloped reserves at April 30, 2007 [3]	-	-

As described elsewhere herein, the return of the proved undeveloped properties resulted from the return of the leases from Wind City to our settlement of all litigation.

_________________________

3  At April 30, 2007 the leases had been transferred to the Wind City Joint Venture and the litigation had not been concluded to establish the Company’s right to the return of the leases.

Existing Production, page 9

5.

The table of existing production is confusing. You appear to be reporting cumulative production for 2007 and 2008 but do not state that fact. It is also not clear if the line titled Total 2006 is only the production for 2006 or if it also includes production from previous years. There is no provision in the rules for adding the production for separate years together to give total production for multiple years. Please revise this table to only report production for each separate year that you report.

RESPONSE: The proposed revisions to the table to be included in the amended 2008 Form 10-KSB are set forth above in response to comment 4.

Oil and Gas Reserve Analysis, page 9

6.

We note your table of reserve changes here and on page 35. We note that you disclose some information about proved producing reserves and total reserves. However, the guidance in paragraph 10 of SFAS 69 requires differentiation based on whether the reserves are developed or undeveloped, rather than producing or non-producing. Please modify your disclosure as necessary to indicate the amount of your proved undeveloped oil, natural gas liquids and natural gas reserves, as estimated using the definitions set forth in Rule 4-10(a)(4) of Regulation S-X. Please also disclose the information that would be required for any material developed non-producing reserves, pursuant to the guidance of paragraph 16 of SFAS 69.

RESPONSE: The proposed modified disclosure to be included in the amended 2008 Form 10-KSB is set forth above in response to comment 4.

Changes in the Standardized Measures, pages 10 and 36

7.

You indicate in the table that the Standardized Measure in 2008 had a negative $714,788 change due to sales of minerals in place. Please reconcile this with the table of reserve changes on page 9 and 35 which have no line items titled “sales of minerals in place.”

RESPONSE: The additional disclosure to be added to Item 2. Properties as set forth above in response to comment 4 includes a line item in the fiscal 2008 information entitled “Sales of minerals in place” which reflects the 324,195 Mcf of gas sold during the year. This sale equates the $714,488 reflected in the last table on page 10.

We trust the foregoing sufficiently responds to the staff’s comments. As set forth above, we are prepared to file an amendment to our 2008 10-KSB providing the additional disclosure in response to comments 1, 4, 5 6 and 7 upon the advice that the staff has no further comments. We do not believe amendments to either our July 31, 2008 Form 10-Q or our October 31, 2008 Form 10-Q are necessary with respect to comments 2 and 3.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul W. Boyd

Paul W. Boyd

Chief Financial Officer